NEWS RELEASE

INTEROIL’S ANTELOPE-2 WELL ENCOUNTERS TOP OF LIMESTONE
HIGHER THAN PRE-DRILL ESTIMATES

Cairns, Australia and Houston, TX - September 17, 2009 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that it has drilled into the top of the reservoir in the Antelope-2 well in Papua New Guinea.  The top of the Antelope reservoir has been intersected at 6,007 feet (1,831 meters measured depth) which is 345 feet (105 meters) higher than the pre-drill estimates.  The Company has begun preparations to run 9 5/8 inch casing.

Following completion of the 9 5/8 inch liner and tie back installation and the running of the tandem down-hole deployment valves, InterOil plans to drill ahead and perform a drill stem test (DST) in the upper portion of the wellbore.  As previously announced, the first successful drill stem test at the Antelope-1 well flowed at 18 million cubic feet per day (MMcfpd) through a restricted downhole 1/2 inch diameter aperture.  In a final flow test through 7 inch tubing and a 3 1/2 inch choke, the Antelope-1 well flowed at 382 MMcfpd with 5,000 barrels per day of condensate.

The Company plans to resume drilling operations following completion of the 9 5/8 inch casing and DST #1 to drill the remaining carbonate reservoir, targeting the zone of interest in which heavy condensate and crude oil was recovered in the Antelope-1 well.  InterOil plans to conduct a modified testing procedure which incorporates knowledge gained from the Antelope-1 well and is designed to improve the recovery of condensate and liquids as well as reduce the time required for formation evaluation.

Mr. Phil Mulacek, Chief Executive Officer of InterOil stated, “We are pleased to have encountered the top of the reef higher than prognosis and believe that the additional 345 feet of reservoir could result in a meaningful increase in our internal gas resource estimates.  It is also valuable to us that continual improvements in drilling and testing procedures are resulting in savings in time and capital.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning the proposed/planned drilling and testing of the Antelope-2 well and the expected results from finding the reef higher than expected. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In Particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release